                                                                  Exhibit (a)(8)

                                                     [Smith & Nephew letterhead]

     Exogen, Inc.                        Smith & Nephew, Inc.
     Patrick A. McBrayer, CEO            Larry Papasan, President
     Or Richard H. Reisner, CFO          Orthopedic Division
     732-981-0990                        901-399-6023

                                         Betty Cole
                                         Group Communications Manager
                                         901-399-6166


             SMITH & NEPHEW TO ACQUIRE EXOGEN IN CASH TENDER OFFER

London, England and Piscataway, NJ - July 26, 1999 - Smith & Nephew plc (London Stock Exchange: SN), the worldwide healthcare group, and Exogen, Inc. (NASDAQ:
EXGN), a leading supplier of non-invasive ultrasound devices for accelerated healing of bone fractures, today jointly announced that Smith & Nephew, Inc. of Memphis, Tenn., a subsidiary of Smith & Nephew plc, has signed a definitive agreement to acquire all of the outstanding shares of common stock of Exogen for a cash price of $5.15 per share. The transaction values Exogen at approximately $68 million. The board of directors of each company has approved the transaction.

Tender Offer
------------

Under the terms of the transaction, a subsidiary of Smith & Nephew, Inc. will commence a tender offer for all of Exogen's outstanding common stock no later than July 30, 1999. The acquisition is expected to close in September 1999, at which time the subsidiary of Smith & Nephew, Inc. will be merged into Exogen. Smith & Nephew will consummate the transaction from its existing cash resources. The tender offer is contingent upon customary conditions, including the tender of that number of shares that, together with the 6.4% of shares already owned by subsidiaries of Smith & Nephew, constitute at least a majority of Exogen's outstanding stock on a fully diluted basis.

Exogen's directors have each agreed to support the transaction and to tender their respective shares. U.S. Bancorp Piper Jaffray acted as Exogen's financial advisor and has rendered a fairness opinion to the Exogen Board of Directors. Chase Securities Inc. acted as Smith & Nephew's financial advisor and will act as dealer manager.

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Exogen
------

Exogen designs, develops, manufactures and markets medical devices for the non-invasive treatment of musculoskeletal injury and disease. Exogen's proprietary ultrasound and mechanical stress technologies are based on the well-established principle that bone growth is stimulated by mechanical force.

In August 1998, Exogen entered into an exclusive sales representative agreement with Smith & Nephew, for its ultrasound accelerated fresh fracture healing devices in the United States, with rights for Smith & Nephew to extend this to worldwide distribution, excluding Japan. At the same time, Smith & Nephew acquired its existing stake in Exogen.

Smith & Nephew
--------------

Smith & Nephew is a global healthcare company with operations in 36 countries. The company markets technologically advanced products principally in Orthopedics, Endoscopy and Wound Management. Smith & Nephew announced in December 1998 that, as part of its group strategy, it would prioritize investment in these three divisions. The acquisition of Exogen, with its innovative bone healing technology, will further develop Smith & Nephew's portfolio of next generation orthopedic products.

The transition of Exogen's sales activities to the Smith & Nephew sales force has already been completed in the United States as part of the sales representative agreement. Following the merger, Exogen's operations will be integrated with the Orthopedic business of Smith & Nephew.

Commentary
----------

Patrick McBrayer, Chief Executive Officer of Exogen, said "Since forming our marketing alliance for the United States almost one year ago, it has been clear that the combination of Exogen's ultrasound fracture healing technology and Smith & Nephew's distribution strength deliver a formidable market presence.
Our merger can only serve to strengthen our opportunity for worldwide market leadership in non-invasive fracture repair. Further, Smith & Nephew's worldwide presence in healthcare provides an ideal platform to launch Exogen's products currently in development for cartilage repair and osteoporosis treatment."

Chris O'Donnell, Chief Executive of Smith & Nephew plc, said "The acquisition of Exogen, with its innovative ultrasound healing technology, will strengthen our Orthopedic business in this important emerging field."

Larry Papasan, President of Smith & Nephew's Orthopedic Division, said "We have worked closely with Exogen since commencing U.S. sales of its ultrasound bone healing device last year. The acquisition will allow further investment in developing this technology, plus further investment in Exogen's exciting portfolio of research and development projects.

As these two businesses are merged, the expertise of the Exogen team combined with Smith & Nephew's global distribution network will enable us to continue our aggressive efforts in expanding the ultrasound business worldwide and developing additional technologies."

Chase Mellon Shareholder Services LLC. will act as information agent for the offer. Any questions or requests for assistance, or for additional copies of the Offer to Purchase, the Letter of Transmittal, or the Notice of Guaranteed Delivery related to the offer, may be directed to the information agent at 1-800-684-8823 or the dealer manager at 1-212-270-3722.

This press release contains forward-looking statements regarding future events or the future financial performance of Exogen. Such statements are only predictions, and actual events or results may differ materially. All forward-looking statements involve risks and uncertainties. The factors that could cause actual results to differ materially from those in the forward-looking statements contained herein are detailed in Exogen's filings and reports with the Securities and Exchange Commission, including its most recent filings on Form 10-K and Form 10-Q.



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